Exhibit 99.3

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel. : + 33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tél. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tél. : + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel. : + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,867,520,185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Olivier Cleret de Langavant appointed
Senior Vice President, Finance Economics Information Systems
Paris, December 2, 2009 - Olivier Cleret de Langavant has been appointed Senior Vice President, Finance Economics Information Systems in Total Exploration & Production. He succeeds Philippe Chalon, who has transferred to another position in Total.
Olivier Cleret de Langavant joined the Group in 1981 occupying several positions as a reservoir engineer, first in France, then in Congo, the United States and Colombia.
He then became Director of Operations in the Netherlands.
He was Deputy Managing Director of the Angolan subsidiary from 1998 to 2002 during the early development phase of the deepwater Girassol Field.
He then became Managing Director of Total E&P Myanmar.
Since 2005, Olivier Cleret de Langavant was Managing Director of Total EP Angola, a position he held up to the time of his latest appointment as Senior Vice President, Finance Economics Information Systems in Total Exploration & Production.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com